Exhibit 99.4

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.
ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Lorus Therapeutics Completes Unit Offering,
Raising Approximately $2.2 Million

TORONTO, CANADA, August 15, 2011 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced that it has completed the previously announced unit offering of 5,484,000 units (each, a “Unit”) at a price of $0.40 per Unit, representing gross proceeds of approximately $2.2 million (the “Offering”).

Each Unit is comprised of one common share (a "Common Share") and one common share purchase warrant (each, a "Warrant"). Each Warrant has an exercise price of $0.45, exercisable for a period of 5 years following the closing date of the Offering. If on any date (the “Accelerated Exercise Date”) the 10-day volume weighted average trading price of the Common Shares on the Toronto Stock Exchange equals or exceeds 200% of the exercise price, then upon Lorus sending the holders of Warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the Warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of Warrants.

The Offering was effected, on an agency basis, in each of the provinces of British Columbia, Alberta and Ontario by way of a short form prospectus.

Herbert Abramson, a director of Lorus, participated in the Offering and acquired 2,444,500 Units.  After the close of the Offering Mr. Abramson holds, directly or indirectly, 9,436,041 common shares of Lorus (44.58% of the issued and outstanding), 6,044,759 common share purchase warrants and 19,999 common stock options.  If Mr. Abramson were to exercise all of the warrants and options held by him he would hold 15,500,799 common shares of Lorus  (56.9% of the issued and outstanding on a partially diluted basis). Lorus has been advised that Mr. Abramson acquired the Units for investment purposes and he reserves the right to acquire further securities of Lorus depending on market conditions and other relevant factors. An early warning report in respect of his transaction will be filed on SEDAR.

Pursuant to the commitment letter provided by Mr. Abramson, the remaining funding commitment following the close of the Offering is $1.8 million. Should Lorus be unable to secure financing from other sources prior to November 30, 2011 Mr. Abramson has agreed to provide $1.8 million to Lorus by way of equity investment or promissory note.  Mr. Abramson’s commitment may be subject to additional approvals, including shareholder approval.

The Corporation expects to use the net proceeds from the Offering to further advance LOR-253 to the end of a Phase I clinical trial and for working capital and general corporate purposes.

Information for United States Shareholders
This news release does not constitute an offer to sell or the solicitation of an offer to buy and of these securities in the United States. Securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended, and applicable state securities laws, or an available exemption from such registration requirements.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to the Offering and the purposes for which the proceeds from the Offering will be used and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied risk factors and assumptions could include, among others: our ability to continue to operate as a going concern; Lorus’ proposed uses of proceeds from the Offering; the fulfillment of Mr. Abramson’s remaining commitment and the obtaining of any necessary regulatory approvals, our ability to obtain the capital required for research and operations; the possible adverse affect of continuing negative market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus’ recent press releases are available through its website at www.lorusthera.com.   For Lorus' regulatory filings on SEDAR, please go to www.sedar.com.

For further information, please contact:

Lorus Therapeutics Inc.
Elizabeth Williams, Director of Finance, 1-416-798-1200 ext. 372
ewilliams@lorusthera.com